Letter Agreement

To:

Adirondack Funds

26 Vly Road

Albany, New York 12205

Dear Sirs:

You have engaged us to act as the sole investment adviser to the Adirondack Small Cap Fund (the “Fund”) pursuant to a Management Agreement dated as of April 17, 2005 (the “Agreement”).

Effective upon the commencement of operations of the Fund through March 31, 2008, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; and extraordinary expenses) at 1.70% of its average daily net assets for that period.

Any waiver or reimbursement by the us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, ADIRONDACK RESEARCH AND MANAGEMENT, INC. By: /s/Gregory A. Roeder Print Name: Gregory A. Roeder Title: President

Acceptance

The foregoing Agreement is hereby accepted.

ADIRONDACK FUNDS By: /s/ Louis Morizio Louis Morizio, Secretary